SILVER BUTTE COMPANY

45 N.E. Loop 410, Suite 495

San Antonio, TX 78216

Tel (210) 524-9725

Fax (210)325-7324

May 25, 2011

H. Roger Schwall

Securities & Exchange Commission

100 F. St. N.E.

Washington, DC 20549

Re:

Silver Butte Company

Amendment No. 2 to Form 8-K

Filed May 12, 2011

Amendment No. 3 to Preliminary Information Statement on Schedule 14C

Filed May 12, 2011

File No. 1-05790

Mr. Schwall:

This letter is written in response to the Staff's comments dated May 24, 2011.   Silver Butte has filed amendments to its Form 8-K and Schedule 14C.

The following are Silver Butte's responses to the Staff's comments:

Amendment No. 3 to Preliminary Information Statement on Schedule 14C

Purpose and Effect of the Increase in Company Authorized Capital

1.

We note your response number 3.  Expand your disclosure to cite the provisions of paragraph 3.6(c) of your By-Laws and explain why you believe that it did not require you to seek shareholder approval of the Share Exchange Agreement.

Response:   The Information Statement has been revised and includes the following disclosure which begins in the second paragraph under the heading "Purpose and Effect of the Increase in Company Authorized Capital":

Nevada law and the Company's Bylaws do not require a shareholder vote or approval for this type of corporate action. Paragraph 3.6 of the Silver Butte Bylaws governs Notice of Shareholders' Meeting.  Paragraph 3.6(c) governs notice of shareholder meetings for "extraordinary corporate acts".  This provision does not apply to Gulfmark acquisition.  The acquisition of Gulfmark Energy Group was a stock purchase transaction which was not an “extraordinary corporate action”.  This action did not require Silver Butte shareholder notice or approval.  The Board of Directors did not elect to submit its decision to acquire Gulfmark to a vote of the shareholders. Therefore, no notice was required.

The Nevada Revised Statutes give the Silver Butte board of directors authority to acquire assets and businesses without a shareholder vote.  The Silver Butte board of directors authorized the acquisition of a majority of the Gulfmark Energy Group, Inc. shares.

Amendment No. 3 to Preliminary Information Statement on Schedule 14C and Amendment No.

2 to Form 8-K Filed May 12, 2011

Directors, Executive Officers, Promoters and Control Persons

2.

We note your response to our prior comment 5 from out letter dated April 29, 2011 and reissue the comment in part.    Please revise your disclosure throughout this section to reflect the current status of Tidelands Oil and Gas Corporation with the OTCBB.  In particular, we note the statement that Tidelands Oil and Gas Corporation "is now publicly traded on the OTC bulletin board exchange."

Response:

The Michael Ward and Royis Ward disclosures have been revised.   The Michael Ward disclosure concerning Tidelands and the OTC Bulletin Board has been disclosed in the context of December 2006.

The revision states:  " From 1997 through December 6, 2006, Mr. Ward served as President and CEO of Tidelands Oil and Gas Corporation, then, a publicly held corporation quoted on the OTC Bulletin Board. "

We have corrected the statement in the Royis Ward disclosure which stated that Tidelands "is now publicly traded on the OTC bulletin board exchange" deleted reference to its status on the OTC Bulletin Board.

The Company acknowledges the following in connection with the Company's response to the SEC comment letter:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the  filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SILVER BUTTE COMPANY

/s/ Michael Ward

_________________________

By: Michael Ward

Title: President